Filed by The ViaLink Company Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-9 under the Securities Exchange Act of 1934

Subject Company: The ViaLink Company
Commission File No. 000-21729

Leading Supply Chain Solutions Providers Join Forces
to Foster Retailer-Centric Planning

Prescient and viaLink Announce Definitive Merger Agreement

WEST CHESTER, Penn., and DALLAS, Texas — May 26, 2004 — Prescient, a leading provider of retailer-centric software and services for consumer products companies, and the viaLink Company (OTCBB: VLNK), provider of synchronization and scan-based trading services to the retail supply chain, today announced the signing of a definitive agreement for the companies to merge.

Pending stockholder and regulatory approval, viaLink will acquire all outstanding shares of Prescient in a stock-for-stock transaction. Under terms of the merger agreement, the security holders of Prescient would receive approximately 45% of the combined company’s outstanding fully-converted shares at closing and the security holders of viaLink would continue to hold the remaining 55% of the combined company’s outstanding fully-converted shares at closing.

At closing, viaLink will change its name and corporate identity to Prescient Applied Intelligence. Prescient President and Chief Executive Officer Jane Hoffer will assume leadership of the new Company with Bob Noe, president and CEO of viaLink, continuing as a consultant after closing to facilitate integration. Prescient Applied Intelligence will trade on the OTC Bulletin Board (OTCBB), under a new ticker symbol to be determined.

Closing of the transaction is conditioned upon the approval of Prescient’s and viaLink’s stockholders, as well as other customary closing conditions. Closing is presently anticipated to occur in September.

The new company will align Prescient’s demand planning and consumer products expertise with viaLink’s advanced commerce capabilities and retailer relationships. Together, Prescient Applied Intelligence will enable its retailers and suppliers to drive visibility directly from the retail point of sale to more accurately predict demand back across the supply chain.

Each retailer has a different way in which it requires its suppliers to collaborate, including vendor-managed inventory, co-managed inventory, forecast collaboration or scan- or delivery-based trading programs. A retailer-centric approach to supply chain planning allows trading partners to conduct commerce the way that makes the most sense for each relationship.

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“To compete effectively, manufacturers, distributors and retailers must unite to enable collaboration and demand visibility from the point of sale to generate accurate demand forecasts,” Hoffer said. “This approach to planning maximizes relationships between suppliers and their retailer customers and helps to ensure that consumer demand is met at the retailers’ shelves.”

Demand visibility has a direct correlation to forecast accuracy, the importance of which cannot be understated. According to an article led by Kara Romanow in The AMR Research Report, Feb. 5, 2004, “Demand visibility is the single lever that has a direct impact on three key metrics...Specifically, companies that are 30 percent better at demand forecasting average 15 percent lower inventories, 17 percent stronger Perfect Order fulfillment, and 35 percent shorter cash-to-cash cycle times.”

“The combined Prescient and viaLink company is better positioned to deliver retailer-centric planning that benefits both trading partners. In essence, the two are building a Demand-Driven Supply Network (DDSN) roadmap for midtier suppliers and retailers that integrates into an existing supply chain application—one that is already proving it can provide value by leveraging demand signals.” Source: Kara Romanow, The AMR Research Alert, May 26, 2004

The transaction has been approved by both companies’ boards of directors and is subject to various closing conditions, including shareholder approval by each company, regulatory approval and other customary conditions including the approval of the registration statement to be filed by viaLink, which will register the shares of viaLink to be issued to the stockholders of Prescient. The merger is expected to be tax-free to shareholders of both companies for U.S. federal income tax purposes.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

viaLink plans to file with the SEC a registration statement in connection with the transaction and Prescient and viaLink plan to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. The registration statement and the joint proxy statement/prospectus will contain important information about Prescient, viaLink, the transaction and related matters. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus carefully when they are available.

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Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Prescient and viaLink through the Web site maintained by the SEC at www.sec.gov . In addition, investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Prescient and/or viaLink by contacting their respective investor relations representatives. Prescient and viaLink, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the special interests, if any, of the directors and executive officers of Prescient and viaLink in the transaction described herein will be included in the joint proxy statement/prospectus.

Burnham Hill Partners acted as viaLink’s financial advisor, and Broadband Capital provided the fairness opinion to viaLink’s board of directors.

About viaLink
 The viaLink Company (OTCBB: VLNK) provides standards-compliant advanced Internet-based services to the retail supply chain. The company helps progressive manufacturers, suppliers, distributors, brokers/agents and retailers improve the profitability of their trading relationships, increase sales and serve their customers more effectively. For more information about viaLink’s data synchronization, scan-based trading, supply chain visibility and UCCnet registry and publication solutions, call (972) 934-5500 or visit viaLink’s Web site: www.vialink.com.

About Prescient
 Prescient empowers consumer products manufacturers and distributors, enabling them to maximize their relationships with retailers and trading partners. Prescient gives suppliers the ability to adapt to each of their customers’ changing business and compliance needs while improving their own decision-making across the entire supply chain. The company’s supply chain software and services incorporate greater visibility into real-time demand and point-of-sale information, delivering more accurate demand, replenishment and production plans to ensure higher service levels without the financial burden of excess inventory. Household brand names like The Dial Corporation, Domino’s Pizza, Binney & Smith (Crayola Brand), AAi.FosterGrant and Wyeth Consumer Healthcare rely on Prescient. For more information, go to www.prescientsystems.com.

About Burnham Hill Partners
Burnham Hill Partners, based in New York City, was formed in August 2003 and is a division of Pali Capital Inc., a NASD registered broker dealer. The professionals at Burnham Hill Partners have extensive experience providing comprehensive financing and financial advisory services to publicly traded companies with market capitalizations of up to $250 million. Burnham Hill Partners’ sector expertise includes telecommunications, electronics equipment and services, network security and software as well as medical devices and life sciences. For more information on Burnham Hill Partners, its professionals and deal history call 212-980-2200.

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Forward-Looking Statements
 This press release contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the merger does not close or that the companies may be required to modify aspects of the transaction or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that Prescient and viaLink are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the combined suite of products, the introduction of new products or services by competitors that could delay or reduce sales; other risks that are described from time to time in viaLink’s Securities and Exchange Commission reports (including but not limited to viaLink’s annual report on Form 10-KSB for the year ended Dec. 31, 2003, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, viaLink’s results could differ materially from its expectations in these statements. viaLink does not assume any obligation and does not intend to update these forward-looking or other statements contained in this release.

These filings are available on a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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